Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

4 October 2013

RBS Holdings N.V.

Gustav Mahlerlaan 350
1082 ME Amsterdam
PO BOX 12925
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-179685 and 333-179685-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

The Managing Board of RBS Holdings N.V. (the “Company”) has approved a change in auditors of the Company and its subsidiaries from Deloitte Accountants B.V., a Netherlands limited liability company (“Deloitte NL”), to Deloitte LLP, a UK limited liability partnership (“Deloitte UK”) in connection with the Company’s annual reports on Form 20-F to be filed with the Securities and Exchange Commission (the “SEC”), commencing with the fiscal year ending 31 December 2013. The decision by Deloitte NL to resign as auditors for the purpose of the Company’s annual reports on Form 20-F and the Company’s decision to appoint Deloitte UK results primarily from the alignment of the audit process within The Royal Bank of Scotland Group plc. Deloitte NL will continue to audit the Company’s annual statutory accounts, including for the fiscal year ending 31 December 2013.

Under the rules promulgated by the SEC, the change from Deloitte NL to Deloitte UK as certifying accountants for the Company’s filings with the SEC constitutes a change in the registrant’s certifying accountants.

The reports of Deloitte NL on the Company’s financial statements for each of the fiscal years ended 31 December 2012 and 2011 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended 31 December 2012 and 2011 and through the date of change of auditors in the fiscal year ending 31 December 2013, there were no disagreements with Deloitte NL on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Deloitte NL, would have caused them to make reference to the subject matter in connection with their reports on the Company’s financial statements for such years. There were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company provided Deloitte NL and Deloitte UK with a copy of the foregoing disclosures. Attached as Exhibit 99.1 is a copy of the letter of Deloitte NL, dated 4 October 2013, stating its agreement with such statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

RBS Holdings N.V.
Registrant

/s/ Cornelis Visscher
Cornelis Visscher
Chief Financial Officer

4 October 2013

INDEX TO EXHIBITS

Exhibit

99.1           Letter from Deloitte NL dated 4 October 2013 filed herewith.

Exhibit 99.1 LETTER FROM DELOITTE NL

CONFIDENTIAL
To the Managing Board of
RBS Holdings N.V.
Attn. Mr. Visscher
Gustav Mahlerlaan 350
1082 ME Amsterdam
PO Box 12925
The Netherlands

Office of the Chief Accountant
SECPS Letter File
Securities and Exchange Commission
Mail Stop 9-5
450 Fifth Street, N.W.
Washington, D.C. 20549

Date	From	Our reference

October 4, 2013	R. Koppen	RK/pv/13-1184

Subject		Your reference
Auditor relationship SEC filings

Dear Mr. Visscher,

This is to confirm that the client-auditor relationship with respect to SEC filings (20F and 6K) between RBS Holdings N.V. (the “Company”) (Commission File Number 001-14624) and Deloitte Accountants B.V. has ceased. The auditor relationship will be taken over by Deloitte LLP. Deloitte Accountants B.V. will remain the auditor for Dutch statutory purposes.

We have read the Company’s statements included under the heading “Changes in Registrant’s Certifying Accountants” in its Form 6-K, and we agree with such statements.

Sincerely,

/s/ Deloitte Accountants B.V.

Deloitte Accountants B.V.